Ivan K. Blumenthal | 212.692.6784 | ikblumenthal@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 22, 2010

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E. - Mail Stop 3720

Washington, D.C. 20549

Re:	Wave2Wave Communications, Inc.

Registration Statement on Form S-1/A

Filed on October 7, 2010

File No. 333-164791

Dear Mr. Spirgel:

On behalf of Wave2Wave Communications, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (the “Amendment”) to the Company’s Registration Statement on Form S-1, File No. 333-164791, as initially filed with the Commission on February 8, 2010, and amended on April 5, 2010, April 19, 2010, April 27, 2010, April 28, 2010, May 11, 2010 and October 7, 2010. We are delivering clean and marked courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated October 21, 2010. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. References herein to page numbers of the Amendment refer to page numbers of the marked Amendment.

On behalf of the Company, we advise you as follows:

General

1.

We note that you have omitted from your amended filing certain exhibits that were previously filed with your registration statement, including Exhibits 10.21, 10.22, 10.36, 10.37 and 10.38. Please advise us why you have omitted Exhibits 10.36, 10.37 and 10.38 as exhibits to your revised filing. Also, please revise your Confidential Treatment Request to reflect that you are no longer seeking confidential treatment for certain portions of these exhibits.

Response: The Company omitted Exhibits 10.36 and 10.37 because it determined that the interconnection agreement with Cingular is no longer material to the Company as it represents approximately 7% of the Company’s revenues for the six months ended June 30, 2010 and the Company is not dependent on such agreement. The Company omitted Exhibit 10.38 because that agreement has terminated. The Company and T-Mobile USA, Inc. are currently negotiating a new agreement which is likely to be entered into following the Company’s initial public offering (“IPO”). At such time that the new agreement is entered into, the Company will file a Current Report on Form 8-K if it determines that such agreement is material. The Company will revise its Confidential Treatment Request to reflect that it is no longer seeking confidential treatment for certain portions of those exhibits.

Strategic Officer, page 99

2.	Please revise to include more complete disclosure concerning Mr. Hyland, pursuant to Item 401(c) of Regulation S-K.

Response: The Amendment has been revised to more accurately reflect the title of Mr. Hyland, which is that of strategic advisor as defined in the forbearance agreement with Victory Park. Mr. Hyland is technically not employed by the Company and is only serving as advisor on behalf of Victory Park to protect Victory Park’s interests as lender until Victory Park is repaid immediately upon closing of the Company’s initial public offering. Mr. Hyland has not been involved in the preparation or review of any of the information contained in the Amendment or the Prospectus, nor has he been involved with any of the Company’s efforts to consummate the IPO and he will no longer serve as strategic advisor to the Company following the consummation of the IPO. We have also revised the Amendment to provide a brief description of Mr. Hyland’s employment history for the past five years.

Please call the undersigned at (212) 692-6784 with any comments or questions regarding the Amendment and please send a copy of any written comments to the undersigned at the following address:

Ivan K. Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 692-6784
Fax: (212) 983-3115

Very truly yours,

      /s/    Ivan K. Blumenthal